EXHIBIT 11

HealthSouth Corporation and Subsidiaries

Computation of Per Share Earnings

	For the years ended December 31,
	2003	2002	2001	2000
			(Restated)	(Restated)
	(in thousands, except per share data)
Numerator:
Loss from continuing operations	$(456,368)	$(417,118)	$(162,438)	$(361,623)
Income (loss) from discontinued operations	24,267	(1,517)	(28,787)	(2,620)
Cumulative effect of accounting change	(2,456)	(48,189)	—	—

Net loss	$(434,557)	$(466,824)	$(191,225)	$(364,243)

Denominator:
Basic – weighted average common shares outstanding	396,132	395,520	390,485	386,626

Diluted - weighted average common shares outstanding	405,831	408,321	415,163	407,061

Basic earnings per share:
Loss from continuing operations	$(1.15)	$(1.06)	$(0.42)	$(0.93)
Income (loss) from discontinued operations	0.06	Nil	(0.07)	(0.01)
Cumulative effect of accounting change	(0.01)	(0.12)

Net loss	$(1.10)	$(1.18)	$(0.49)	$(0.94)

*Diluted earnings per share:
Loss from continuing operations	$(1.12)	$(1.02)	$(0.39)	$(0.89)
Income (loss) from discontinued operations	0.06	Nil	(0.07)	(0.01)
Cumulative effect of accounting change	(0.01)	(0.12)	—	—

Net loss	$(1.07)	$(1.14)	$(0.46)	$(0.90)

*	Diluted earnings per share are antidilutive.